

November 7, 2011

Via E-mail
Thomas R. Cangemi
Senior Executive Vice President
  and Chief Financial Officer
New York Community Bancorp, Inc.
615 Merrick Avenue
Westbury, New York 11590

> **Re:** **New York Community Bancorp, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 1, 2011**
> **Form 10-Q for the Quarter Ended March 31, 2011**
> **Filed May 10, 2011**
> **Form 10-Q for the Quarter Ended June 30, 2011**
> **Filed August 9, 2011**
> **File No. 001-31565**

Dear Mr. Cangemi:

We have reviewed your response dated August 31, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2010
Non-Covered Loans Held for Sale, page 58

1. We note your response to prior comment four, including your assertion that the amount or range of possible losses in excess of your amount accrued was not material to your operations as of December 31, 2010. Please confirm that your disclosure in future filings will assert that the amount or range of possible losses in excess of your amount accrued

Thomas R. Cangemi
New York Community Bancorp, Inc.
November 7, 2011
Page 2

was not material not only to your operations, but also to your financial condition and statement of operations for each period presented.

Liquidity, Contractual Obligations and Off-balance Sheet commitments and Capital Position, page 74

2. We note your response to prior comment five.  Please confirm that you will include this information in your future filings.

Form 10-Q for the fiscal quarter ended June 30, 2011
Asset Quality: Non-Covered Loans Held for Investment and…OREO, page 54

3. We note your response to prior comment 17.  We also note disclosure of your five largest non-performing loans as of June 30, 2011 on page 59 of your Form 10-Q.  Please address the following:
    • The outstanding loan balance for Loan #1 increased from $41,582,418 at March 31 to $43,256,821 at June 30.  However, we note that the LTV for this loan decreased from 96% at March 31 to 87% at June 30.  Please tell us the reason for the increase in the loan balance and how that corresponded to the decrease in the LTV.
    • It appears that you no longer hold the multi-family real estate loan that had an outstanding balance of $33,155,000 as of March 31 (Loan #2 in your March 31, 2011 Form 10-Q disclosure).  Please tell us the status of this loan as of June 30 and September 30, as applicable.

Reconciliation of Stockholders' Equity and Tangible…and the Related Matters, page 41

4. We note your response to prior comment 18 as well as your reconciliation included here in your Form 10-Q of the non-GAAP measures "tangible stockholders' equity", "tangible assets", "adjusted tangible stockholders' equity" and "adjusted tangible assets."  We also note your disclosure of these measures on pages 46 and 71 of your Form 10-Q; however, these measures do not appear to be labeled as non-GAAP measures.  Please revise future filings to clearly label these measures as "non-GAAP" when used throughout your filing and to refer to your reconciliation on page 41, as appropriate.

You may contact Brittany Ebbertt, Staff Accountant at (202) 551-3572 or me at (202) 551-3526 with any other questions.

Sincerely,

/s/ Angela Connell

Angela Connell
Staff Accountant